Lucy Schlauch Stark Phone 303-295-8493 Fax 303-291-9145 MLStark@hollandhart.com

July 5, 2012

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Natural Grocers by Vitamin Cottage, Inc.

Amendment No. 2 to Registration Statement on Form S-1 filed July 5, 2012

File No. 333-182186

Dear Ms. Ransom:

On behalf of our client, Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the “Company”), pursuant to Rule 472 I am submitting as correspondence a copy of the Company’s above-captioned Amendment to Registration Statement, marked to indicate the changes effected since the initial filing of the Registration Statement on June 18, 2012.  Please contact me with any questions or comments you may have regarding this correspondence.

Respectfully,

/s/ Lucy Schlauch Stark

Lucy Schlauch Stark
Holland & Hart LLP

Attachment

cc:	Kemper Isely, Natural Grocers by Vitamin Cottage, Inc.
Sandra Buffa, Natural Grocers by Vitamin Cottage, Inc.
Keith Townsend, King & Spalding LLP
Scott Berdan, Holland & Hart LLP

Holland & Hart LLP  Attorneys at Law

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